Appendix G - Form of Notice


                    APPENDIX G - FORM OF NOTICE

     Northeast Utilities ("NU"), 174 Brush Hill Avenue, West
Springfield, Massachusetts 01090-0010, a registered holding company has filed an application-declaration under Sections 6(a), 7, and 12(e) of the Act and Rules 62 and 65 thereunder.

     On April 9, 2001, NU's Board of Trustees adopted an Employee Share Purchase Plan ("Plan"). NU proposes to submit the Plan to its shareholders for approval at NU's Annual Meeting of Shareholders to be held on June 28, 2001. If approved by NU's shareholders, the Plan will be effective as of August 1, 2001.

     The Plan will be administered by the Compensation Committee of NU's Board of Trustees or by a delegate thereof (the "Committee"). The Plan is intended to be an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. Eligible employees may purchase newly-issued Common Shares through payroll deduction in programs to be established by the Committee from time to time. The purchase price will be determined by the Committee and will be between 85 percent and 100 percent of the lower of closing market value on the first and last days of the purchase period. Shares purchased under the Employee Share Purchase Plan may not be transferred for six months following the purchase date. The Plan will terminate after ten years, unless earlier terminated by action of NU's Board of Trustees. The maximum number of Common Shares that can be issued for purchases under the Plan in any calendar year is equal to one-half of one percent of the Common Shares outstanding at the end of the previous calendar year. Based on the number of Common Shares outstanding on December 31, 2000, 719,181 Common Shares would be available for purchase under the Employee Share Purchase Plan during 2001 and 7,191,818 Common Shares over the ten year life of the plan.

Additionally, NU requests authority to solicit proxies approving the Plan from the holders of NU Common Shares, for use at the Annual Meeting of Shareholders to be held June 28, 2001. It is anticipated that solicitation materials will be mailed to shareholders commencing on or about May 11, 2001. NU has filed its proxy solicitation material relating to the Plan and requests that the effectiveness of its declaration with respect to the solicitation of proxies for voting by its shareholders be permitted to become effective as provided in Rule 62(d) of the Act.

     It appearing to the Commission that NU's declaration regarding the proposed solicitation of proxies should be permitted to become effective forthwith, pursuant to Rule 62:

     IT IS ORDERED, that the declaration regarding the proposed solicitation of proxies, be, and it hereby is, permitted to become effective forthwith, under Rule 62, subject to the terms and conditions prescribed in Rule 24 under the Act.

     For the Commission, by the Division of Investment
Management, pursuant to delegated authority.